1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 5, 2010	By	/S/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT THE TWELFTH MEETING OF THE

FOURTH SESSION OF THE BOARD

The purpose of this announcement is to disclose the resolutions passed at the twelfth meeting of the fourth session of the Board on 4 January 2010.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The notice of the twelfth meeting of the fourth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was despatched on 1 January 2010 by way of written notices or e-mails. The meeting was held on 4 January 2010 at the headquarter of the Company in Zoucheng City, Shandong Province. Twelve directors of the Company were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, such as the PRC Company Law, and the articles of association of the Company.

The twelve directors of the Company present at the meeting unanimously agreed and passed the below resolutions:

1.	To approve the “Proposal regarding the by-election of director of Yanzhou Coal Mining Company Limited”, and to submit the proposal for consideration and approval at the 2010 First Extraordinary General Meeting;

It was resolved that Mr. Li Weimin be nominated as candidate of the Company’s director, whose appointment will become effective from the date of approval by the shareholders of the Company at the first 2010 extraordinary general meeting (the “First 2010 Extraordinary General Meeting”) and will expire on the date of election of the fifth session the Board at the shareholders’ general meeting. The Company’s controlling shareholder recommended Mr. Li Weimin as the Vice Chairman of the Company and the independent non-executive directors issued an agreed opinion.

The Company’s former Vice Chairman, Mr. Yang Deyu, has retired and tendered a letter of resignation to the Board on 31 December 2009 to resign from his position as the Company’s director and Vice Chairman. The Board would like to take this opportunity to express its gratitude to Mr. Yang Deyu for his contribution to the Company during his tenure of office.

2.	To approve the “Proposal regarding the amendments to the Working Rules of the Board of Yanzhou Coal Mining Company Limited”, and to submit the proposal for consideration and approval at the 2010 First Extraordinary General Meeting;

Please refer to the notice of the 2010 First Extraordinary General Meeting for details of the proposed amendments to the Working Rules of the Board of Yanzhou Coal Mining Company Limited.

3.	To approve the “Proposal regarding the establishment of Overseas Affairs Office of Yanzhou Coal Mining Company Limited”;

The Company will establish an Overseas Affairs Office due to the necessity of the development of overseas resources. The Overseas Affairs Office will be mainly responsible for management of overseas resource development projects, and research and preparatory work of new investment projects.

4.	To approve the convening of the 2010 First Extraordinary General Meeting, the Notice of the 2010 First Extraordinary General Meeting will be despatched to shareholders of the Company separately.

By order of the Board
Yanzhou Coal Mining Company Limited Wang Xin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

4 January 2010

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai,, Mr. Shi Xuerang, Mr.Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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